June 24, 2005

      Mail Stop 4561

Robert P. Johnson
President
AEI Income & Growth Fund 26 LLC
1300 Wells Fargo Place
30 East Seventh Street
St. Paul, MN 55101

Re:	AEI Income & Growth Fund 26 LLC
	Registration Statement on Form SB-2
      Filed May 26, 2005
      Registration No. 333-125266

Dear Mr. Johnson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note on page 38 that you plan to establish a distribution reinvestment available to investors in this offering. Please tell us whether you plan to file a registration statement for these units.
2. Please advise us whether the unit repurchase program may be conducted during the offering period of the units being registered under this registration statement. If so, please tell us how the repurchases of units will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. See CNL American Properties
Fund, Inc., (Letter dated August 13, 1998) and T REIT Inc. (Letter dated June 4, 2001).
3. Please supplementally provide us with your analysis regarding the applicability of the tender offer rules to the share repurchase program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.
We note, for example, that the repurchases will not be made on a pro rata basis.
4. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.
5. Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to
Item 19.D of Industry Guide 5.
6. Please provide the reports supporting your statements and the tables regarding the restaurant and retail industry performance and growth rates on pages 18 and 19, marking the relevant portions of any material you provide for our review.

Summary

AEI Fund 26
7. Please disclose your anticipated duration of the offering period and your intent with respect to the duration of the acquisition period.

Compensation to managers
8. Expand to briefly discuss in your summary the most significant fees and expenses you expect to pay to your managers and their affiliates, including the selling commissions payable to AEI Securities during the offering stage, the 3% of net income payable to your manager during the operating stage and the amounts due to managers during the property sale and financing stage.





Risk Factors

General Risks

You will have little control over operations, page 6
9. Please disclose that there is no restriction on the types of properties in which you may invest or on the amount of debt you may incur.

Real Estate Investment Risks

Who May Invest-Page 12
10. Please relocate this section to immediately follow the cover page. Refer Item 2 of Guide 5. Please also expand the disclosure to provide a brief description of the suitability standards for the states you intend to offer securities rather than provide a cross-reference to Exhibit C.

Capitalization, page 13
11. We note that you have shown your capitalization assuming a minimum number of units are sold. Tell us why you have not also shown your capitalization assuming the maximum number of units are sold or revise to include this information. Further, please clearly label the information as pro forma as appropriate.

Investment Objectives and Policies-Page 14
12. Expand to disclose in this section the geographic areas where you intend to purchase properties.

Distributions-Page 16
13. Please disclose whether you will use offering proceeds or debt to pay your investor distributions.

Prior Performance-page 24
14. Provide a cross-reference to all prior performance tables.
See
Item 8.A.1.




15. Please confirm our understanding that the figure on page 25 relating to properties acquired in the last three years by your affiliates is less than that reported in Table VI because Table VI includes a double count for properties held by affiliates as partial owners. It appears that the figure on page 25 accounts for properties held jointly as one property for purposes of total properties acquired by affiliates.

Compensation to Managers and Affiliates-Page 27
16. Your statement in the first paragraph that your managing members may receive an interest in net cash flow and net proceeds from the sale of properties appears to conflict with the first sentence in the last paragraph of this section indicating that you will not pay real estate commissions to your managers or their affiliates for the purchase or sale of any properties. Please revise or advise.

Financial Statements of AEI Fund Management XXI, Inc., page 49
General
17. Please note that you should update to include an unaudited balance sheet of the management company, AEI Fund Management XXI, Inc., as of a date within six months of the effectiveness date.

Financial Statement Presentation, page 50
18. We note that you are accounting your investments under the equity method of accounting. Given you are the managing general partner and managing member of these investments, please advise us why using the equity method is appropriate. Cite any relevant literature.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Flinn, Accounting Examiner, at 202-
551-
3469 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact Charito A. Mittelman at 202-551-
3402
or me at 202-551-3852 with any other questions.

Sincerely,



Michael McTiernan
Special Counsel

cc:	Thomas O. Martin, Esq. (via facsimile)





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Robert P. Johnson
AEI Income & Growth Fund 26 LLC
June 24, 2005
Page 1